
Mail Stop 3030

March 15, 2017

<u>Via E-mail</u>
Mary Jane Raymond
Chief Financial Officer and Treasurer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, Pennsylvania 16056

> **Re: II-VI Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 26, 2016**
> **File No. 000-16195**

Dear Ms. Raymond:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery